1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 11, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant” or the “Fund”)

(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of four new portfolios of the Fund, Fundamental Multi-Cap Core, Global Concentrated, Global Core and US Core Portfolios (each, a “Portfolio”, and collectively, the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 150 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 11, 2016.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROSPECTUSES

(The following comments apply to all Portfolios.)

Comment 2.                           Please supplementally confirm the basis for the “Other Expenses” of the Portfolios.

Response 2.                               Because the Portfolios have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3, the Portfolios have disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Comment 3.                          Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of each Portfolio.

Response 3.                               The Registrant hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of each Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 4.                          Please consider revising the disclosures to more specifically indicate what constitutes “other specialty securities having equity features” in the section titled “Portfolio Summary—Principal Investment Strategies.”

Response 4.                               We respectfully acknowledge the comment; however, we believe that the Portfolios’ current disclosure is appropriate.

Comment 5.                          Disclosures in the section titled “Portfolio Summary—Principal Investment Strategies” suggest that the Portfolios may invest in preferred stocks, depositary receipts, exchange traded funds (“ETFs”), closed-end funds, limited partnership interests and other specialty securities.  If such investments are part of the Portfolios’ principal investment strategies, please add appropriate risk disclosures to the section titled “Portfolio Summary—Principal Risks.”

Response 5.                               We respectfully acknowledge the comment; however, we believe that the risks described under “Equity Risk” cover the risks of investments in these securities. In addition, the disclosures in the sections titled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Equity Securities and —Investment Company Securities” of the Fundamental

Multi-Cap Core Portfolio and “Additional Information about the Portfolios’ Investment Strategies—Equity Securities and —Investment Company Securities” of the Global Core, Global Concentrated and US Core Portfolios disclose non-principal risks relating to depositary receipts, ETFs and closed-end funds.

Comment 6.                          Please confirm that, pursuant to Item 9(b)(2) of Form N-1A, the Registrant discloses in general terms how the Fund’s Adviser decides which securities to buy and sell.

Response 6.                               We hereby confirm that the Fund’s adviser (the “Adviser”) chooses to buy and sell securities as disclosed in the sections of Global Concentrated, Global Core and US Core Portfolios’ Prospectus titled “Details of the Portfolios—Approach and —Process.” Similarly, with respect to Fundamental Multi-Cap Core Portfolio, similar disclosure is included in the sections of the Portfolio’s Prospectus titled “Details of the Portfolio—Approach and —Process.”

Comment 7.                          Please consider revising each Portfolio’s risk disclosure to describe more specifically what types of securities that a Portfolio may invest in are “illiquid securities.”

Response 7.                               We respectfully acknowledge the comment; however, we believe that the Portfolios’ current disclosure is appropriate.

Comment 8.                           Please consider revising the section title “Prior Performance of Composite” to “Prior Performance of Similar Accounts.”

Response 8.                               The section title has been revised accordingly.

Comment 9.                           Please confirm supplementally whether the composite performance in the section titled “Prior Performance of Composite” is net of sales load.

Response 9.                               We hereby confirm that the composite is comprised of separately managed accounts that do not have any sales load.

Comment 10.                   Please confirm supplementally that the Adviser has the requisite records to calculate the performance information presented in the section titled “Prior Performance of Composite.”

Response 10.                        We hereby confirm that the Adviser has the requisite records to calculate the Composite performance information.

Comment 11.                   Please confirm supplementally that the portfolio managers who are responsible for the performance of the similar accounts presented in the Portfolios’ prospectuses will manage the Portfolios with no deletion to the old team members and have the same degree of discretion as when they served at the adviser of the similar accounts.

Response 11.                        We hereby confirm that the portfolio managers who are responsible for the performance of the similar accounts will manage the Portfolios with no deletion to the old members.

Comment 12.                    Please confirm supplementally that the sentence “These other accounts may depict historical performance that is higher or lower than the historical performance depicted in the Composite” is needed in footnote one of the section titled “Prior Performance of Composite.”

Response 12.                        We hereby confirm that the sentence is appropriate as it helps to show that the Adviser, in presenting the composite performance, is not “cherry picking” more favorable similar accounts and omitting unfavorable ones.

Comment 13.                    Please consider revising the “Derivatives” disclosure in the section titled “Additional Information about the Portfolio’s Investment Strategies and Related Risks” to define “leverage.”

Response 13.                        We respectfully acknowledge the comment; however, we believe that the Portfolios’ current risk disclosure is appropriate.

Comment 14.                    Please supplementally confirm that the Portfolios have considered whether the Portfolios’ use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 14.                        We confirm that the Fund has considered and determined that the Portfolios’ use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment

Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 15.                    Please supplementally confirm that the Portfolios will comply with coverage requirements under the Investment Company Act of 1940, as amended (the “Investment Company Act”) with respect to contract for difference (“CFD”) transactions.

Response 15.                        To the extent the Portfolios use CFDs, we confirm that the Portfolios will comply with coverage requirements under the Investment Company Act.

Comment 16.                    Please consider revising the section titled “Shareholder Information—About Net Asset Value” to include valuation descriptions of fixed income securities.

Response 16.                        We respectfully acknowledge the comment; however, we believe that the Portfolios’ current disclosure is appropriate.

(The following comment applies only to Global Concentrated and Global Core Portfolios.)

Comment 17.                    Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Global Concentrated and Global Core Portfolios will invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.  Please also disclose this in the Principal Investment Strategies section of the prospectuses.

Response 17.                        We confirm that the Portfolios intend to invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolios intend to invest their assets in investments that are economically tied to a number of countries throughout the world.

(The following comment applies only to Global Concentrated Portfolio.)

Comment 18.                   Please consider revising the word “concentrates” in the sentence “The Portfolio concentrates its holdings in a relatively small number of companies” in the section titled “Principal Investment Strategies” of the

Global Concentrated Portfolio as the word has other legal meanings that may present ambiguities.

Response 18.                        We have revised the sentence to read as follows: “The Portfolio holds securities of a relatively small number of companies.”

(The following comment applies only to US Core Portfolio.)

Comment 19.                    Please supplementally confirm that at least 80% of US Core Portfolio’s net assets plus any borrowings for investment purposes will be invested in equity securities of issuers located in the United States.

Response 19.                        We confirm that US Core Portfolio will invest at least 80% of its net assets plus any borrowings for investment purposes in equity securities of issuers located in the United States.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 20.              Please confirm supplementally the approximate percentage of assets of each Portfolio to be invested in collateralized mortgage obligations (“CMOs”) and that the Portfolios will not invest in collateralized loan obligations (“CLOs”).

Response 20.                        We hereby confirm that the Portfolios currently expect minimal investments in CMOs and no investments in CLOs.

Comment 21.                     Please confirm supplementally that if a Portfolio writes credit default swaps, it will segregate the full notional amount.

Response 21.                        We hereby confirm that if a Portfolio writes credit default swaps with physical settlement, the Portfolio will “cover” such positions or identify liquid assets (consistent with Staff positions with respect to Section 18 of the Investment Company Act) equal to the full notional value of such swaps.

*                                                                                         *                                                                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Francesca Mead at (212) 296-6015 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Francesca Mead